[K&L Gates LLP Letterhead]

September 25, 2014

Anu Dubey

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Salient Midstream & MLP Fund

(the “Acquiring Fund” or “SMM”)

File No.: 333-198304

Dear Ms. Dubey:

On behalf of the Acquiring Fund, we submit this letter in response to comments received by telephone on September 17, 2014 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Acquiring Fund’s Registration Statement on Form N-14 filed on August 22, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganization of Salient MLP & Energy Infrastructure Fund (the “Target Fund” or “SMF”) with and into the Acquiring Fund.

The Acquiring Fund and the Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the meanings ascribed to them in the Registration Statement. Set forth below are the staff’s comments and the Acquiring Fund’s responses. Underlined disclosure reflects new changes and disclosure with strike through reflect deletions.

The Acquiring Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Acquiring Fund. The Acquiring Fund acknowledges that any comments or changes to disclosure in the filing provided by the SEC staff, acting pursuant to delegated authority, do not foreclose the SEC from taking any action with respect to the filing, and the Acquiring Fund represents that it will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment 1: Disclosure in the section titled “Q: What are the anticipated benefits of the Reorganization?” states that there will be cost savings of $240,000. How does this number compare with the pro forma cost savings of $564,315 on page A-3 of the Statement of Additional Information (“SAI”).

Response: The Fund has changed the cost savings amount from $240,000 to $393,315 to conform to the cost savings stated on page A-3 of the SAI. As a supplemental matter, the Fund notes that the $564,315 figure has been revised to $393,315 because $171,000 in non-recurring expenses of the reorganization are now reflected in the pro forma, consistent with the staff’s Comment 8. In addition, the Fund notes that the $240,000 figure previously did not reflect interest payments on borrowed funds, which could be viewed as outside the scope of operating expenses. However, in light of the staff’s comments, the Fund now reflects all expenses as operating expenses throughout the Registration Statement.

Comment 2: Because SMM’s calculation of the management fee will result in a higher fee for SMF’s shareholders, please expressly state this fact in every instance in which you discuss economies of scale reduction and in every instance in which you discuss the difference in the management fee calculation methodology.

Response: The requested changes have been made.

Comment 3: Wherever there is a reference to “Pro Forma Combined Fund,” please include the name of the surviving fund (i.e., SMM) to clearly identify the surviving fund.

Response: The requested changes have been made. References to “Pro Forma Combined Fund” have been changed to “SMM Pro Forma Combined Fund.”

Comment 4: Because the management fees of the Funds are calculated on total assets, the staff would expect that the management fee basis point amounts to be higher than 1.20% given that the fee table amounts are calculated on average net assets. Please review and, if appropriate, revise the fee table disclosure accordingly.

Response: The requested change has been made.

Comment 5: In the paragraph below the fee table, please confirm that the expense ratios disclosed are from the previous 12 months’ accounting records and do not contain any adjustments.

Response: The Fund so confirms.

Comments 6: Please explain why the expense ratios for SMM (4.87%) and SMF (5.51%) are significantly lower than the expense ratios disclosed in the financial highlights for the periods ending May 31, 2014 and November 30, 2014.

Response: The Fund notes that the expense ratios in the fee table have been revised consistent with Comment 4, above. The updated disclosure shows an expense ratio for SMM of 5.68% and an expense ratio for SMF of 5.97%. These expense ratios are lower than the expense ratios reflected in the financial highlights for the six months ended May 31, 2014 because the fee table calculation includes a rolling twelve months, and the expense ratio for the six month period from June 1, 2013 to December 31, 2013 was lower than during the expense ratio during the first six months of 2013.

Comment 7: Please confirm that no waivers are included in the fee table.

Response: The Fund so confirms. As a supplemental matter, as discussed with the staff, the Fund will remove footnote (8), relating to the fee waiver, from the fee table.

Comment 8: In the capitalization table as well as on page A-3 of Appendix A: Pro Forma Financial Information, for the pro forma combined fund information, please include an adjustment for reorganization costs.

Response: The requested changes have been made.

Comment 9: Please disclose that the Funds will receive an opinion from counsel regarding the tax free nature of the reorganization.

Response: The requested change has been made.

Comment 10: Under “(1) Basis of Presentation” of the Notes to Consolidated Financial Statements, the disclosure in the first paragraph states that SMM is “the surviving fund.” Please clearly identify the accounting survivor. In addition, as a supplemental matter, please provide an analysis under North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) supporting that SMM is the accounting survivor.

Response: The requested change has been made. In addition, as a supplemental matter, the analysis of the Acquiring Fund being the accounting survivor is attached hereto as Exhibit 1.

Comment 11: Please add a reference to note (2) in the table for Calculation of Registration Fee under the Securities Act of 1933.

Response: The requested change has been made.

Comment 12: Wherever there is a reference to the reduction of operating expenses, please clarify that the reduction applies to SMF shareholders and that operating expenses will increase for SMM shareholders.

Response: The requested change has been made. The Fund has added disclosure, in each applicable instance, to note that the reduced operating expenses apply to SMF shareholders and that, with respect to SMM shareholders, it is anticipated that, immediately after the Reorganization, the Combined Fund will have slightly higher operating expense levels due to SMF having higher interest payments on borrowed funds and subsidiary deferred income tax expenses.

Comment 13: Under the section titled “Q: How many shares of SMM will shareholders own following the Reorganization?” please disclose that SMF shareholders will not receive the market value of their shares.

Response: The requested change has been made. In response to the staff’s comment, the Fund has revised the disclosure as follows:

Q: How many shares of SMM will shareholders own following the Reorganization?

A: SMM shareholders: You will remain a shareholder of SMM and your currently issued and outstanding shares of SMM will remain outstanding.

SMF common shareholders: You will receive SMM common shares having an aggregate NAV (i.e., not market value) equal to the aggregate NAV (i.e., not market value) of your outstanding SMF common shares. No fractional SMM common shares will be issued in the Reorganization; instead it is anticipated that SMF shareholders will receive cash in an amount equal to the value of the fractional SMM common shares they would otherwise have received.

Comment 14: If SMF will have to sell assets to realign its portfolio before the Reorganization, please disclose this fact and that there may be taxable capital gains distributions as a result.

Response: As a supplemental matter, it is not expected that SMF will sell assets to realign its portfolio before the Reorganization.

Comment 15: Under the section titled “What happens if SMF shareholders do not approve the Reorganization?”, please disclose what happens to the SMM proposal to issue shares if the SMF shareholders do not approve the Reorganization.

Response: The requested change has been made. In response to the staff’s comment, the Fund has revised the disclosure as follows:

Q: What happens if SMF shareholders do not approve the Reorganization?

A: If SMF shareholders do not approve the Reorganization, the Reorganization will not occur, shares of SMM will not be issued, and the Board of Trustees of each Fund will separately consider alternatives it determines to be in the best interests of such Fund’s shareholders, including re-proposing the Reorganization.

Comment 16: Please explain to us how derivatives are valued for purposes of the Funds’ 80% tests. Please confirm that they are not valued based on notional amount.

Response: To the extent the Funds use derivatives, the Funds value derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principles, which typically would reflect net value, rather than notional value. The Funds do not use the notional value of any such investments for purposes of calculating the total assets for purposes of compliance with their respective 80% tests.

Comment 17: Wherever the first reference appears, please disclose that below investment grade bonds are also called junk bonds.

Response: The requested change has been made.

Comment 18: Under “Privately Held Company Risk” it is stated the Funds may invest in privately held companies. Please disclose to us whether these companies include private funds.

Response: The Funds confirm that these companies do not include private funds.

Comment 19: Under “Leverage Risk” it is stated that the Fund may issue preferred shares. Please disclose whether the Funds have a current intent (within the next year) to issue preferred shares.

Response: The requested change has been made. The Leverage Risk disclosure has been revised as follows:

The Fund and its subsidiary C corporation have entered into secured credit facilities with Bank of America Merrill Lynch. Under normal market conditions, the Fund intends to utilize financial leverage, which may include the use of indebtedness or the issuance of preferred shares. The Fund has no current intent to issue preferred shares. Under the 1940 Act, the Fund may use financial leverage in the form of indebtedness in an aggregate amount of up to 33 1/3% of the Fund’s total assets immediately after such borrowing, and may use financial leverage through issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets, including assets obtained through the use of financial leverage, immediately after such issuance.

Comment 20: It is stated that “the Fund does not intend to treat any class of limited partner interests of MLPs that the Fund hold as “voting securities” unless the security holders of such class currently have the ability, under the partnership agreement, to remove the general partner (assuming a sufficient vote of such securities, other than securities held by the general partner, in favor of such removal) or the Fund has an economic interest of sufficient size that otherwise gives the Fund the de facto power to exercise a controlling influence over such MLP.” Please explain to us the basis for the Fund’s position.

Response: The Fund notes that the staff has issued numerous no-action letters relating to limited partnerships and the Fund believes there is significant ambiguity with respect to when and whether limited partnership interests constitute voting securities. The Fund believes that there are several factors that determine whether or not a security should be considered a “voting security” in complex structures such as limited partnerships of the kind in which the Fund invests. Under most partnership agreements, the management of the partnership is vested in the general partner, and the limited partners, individually or collectively, have no rights to manage or influence management of the partnership through such activities as participating in the selection of the managers or the board of the limited partnership or the general partner. As a result, the Fund believes that, as described in the Registration Statement, most of the limited partnership interests in which the Fund invests should not be considered voting securities. The Fund believes this position is consistent with similar closed-end funds, such as Kayne Anderson MLP Investment Company.

As a supplemental matter, the Fund does not currently anticipate that it will own 5% or more of any limited partnership, but believes Rule 17a-6 under the 1940 Act could apply to any such ownership.

Comment 21: Under the bullet point titled “The relative performance history of each Fund,” please disclose how the performance of each Fund was considered.

Response: The requested change has been made. The disclosure has been revised as follows:

—	The relative performance history of each Fund.

As part of the consideration for the Reorganization, the Board of Trustees of each Fund reviewed and evaluated the relative performance history of each Fund over different time periods compared to each other. While past performance cannot predict future results, the performance of SMM was stronger than that of SMF.

Comment 22: Under the section titled “Investment Objective and Policies of SMM,” please disclose the differences between SMM and SMF.

Response: The Fund has reviewed and believes that the differences between the Funds are adequately disclosed.

Comment 23: Please be aware that the SEC or its staff could issue future guidance with respect to derivatives, such as total return swaps, including guidance related to asset coverage, which could impact the manner in which the Fund operates.

Response: The Fund so notes and acknowledges the comment.

Comment 24: The disclosure states that management of the Fund’s portfolio is led by Gregory A. Reid and Frank “Ted” Gardner, with risk management overseen by Lee Partridge, Salient’s Chief Investment Officer. Please revise the disclosure to state which of these persons are primarily responsible for the day-to-day management of the Fund’s portfolio. If all of these persons are jointly and primarily responsible, please so state.

Response: The Fund notes that the disclosure has been revised to reflect that Mr. Reid and Mr. Gardner are jointly and primarily responsible for the management of the Fund’s portfolio and that Mr. Partridge is responsible for risk management.

Comment 25: Under the section titled “Expenses and Solicitation of Proxies,” it is stated that the costs in connection with the solicitation of proxies will be borne by the Funds on a pro rata basis. Please clarify upon what basis such pro rata allocation will be made.

Response: The disclosure has been revised to clarify that such costs “will be borne by the Funds on a pro rata basis based upon each Fund’s net assets.”

Comment 26: In the section titled “Administrator,” please provide the compensation paid to each administrator in accordance with Form N-2.

Response: The requested change has been made.

Comment 27: Please provide separate tables for interested and non-interested trustees.

Response: The requested change has been made.

Comment 28: Please confirm that legality and tax opinions will be included in the filing and, if so, indicate to us whether they will be filed by pre- or post-effective amendment.

Response: The Fund confirms that legality and tax opinions will be filed by pre-effective amendment.

*        *        *         *        *

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 951-9209 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Pablo J. Man
Pablo J. Man

Exhibit 1

Salient Capital Advisors, LLC (the “Adviser”), Salient Midstream & MLP Fund (the “Acquiring Fund” or “SMM”), and Salient MLP & Energy Infrastructure Fund (the “Target Fund” or “SMF,” and together with the Acquiring Fund, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Portfolio Management

There will be continuity of management as a result of the reorganziation. Salient Capital Advisors, LLC is the investment adviser to each Fund, and Gregory A. Reid and Frank “Ted” Gardner are jointly and primarily responsible for the management of each Fund’s portfolio.

Expense Structures and Expense Ratios

The expense structure of the combined fund will be that of the Acquiring Fund (SMM), and all of the Acquiring Fund’s contracts with service providers will remain in place following the reorganization. The expense structures of the Funds are similar. It is anticipated that the reorganization will result in higher management fees for SMF shareholders because SMF’s management fee is computed based on the SMF’s total assets, whereas SMM’s management fee is computed based on SMM’s consolidated total assets. Accordingly, the management fee for SMF does not take into account the leverage used in the subsidiary C corporation, whereas such leverage is taken into account for purposes of calculating the SMM management fee. Nevertheless, with respect to SMF shareholders, it is intended that the combined fund will have a lower operating expense level, through operating cost savings and greater economies of scale. With respect to SMM shareholders, it is anticipated that, immediately after the reorganization, the combined fund will have slightly higher operating expense levels due to SMF having higher interest payments on borrowed funds and subsidiary deferred income tax expenses.

Investment Objectives, Policies and Restrictions

The Acquiring Fund and Target Fund have substantially similar investment objectives, policies and restrictions. The combined fund will be managed in accordance with investment objectives, policies and restrictions of the Acquired Fund (SMM). Accordingly, to the extent that there are differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund (SMM).

1 See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (factors to determine survivor for performance purposes (the “NAST Factors”)).

A-1

Portfolio Composition

Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund (SMM), the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size

The Acquiring Fund (SMM) is larger than the Target Fund. As of May 31, 2014, the Acquiring Fund’s and the Target Fund’s market capitalization was approximately $255.4 million and $235.4 million, respectively. If the reorganization closed on May 31, 2014, all else being equal, the aggregate market capitalization of the combined fund would be approximately $490.8 million, a market capitalization significantly larger than that of either Fund prior to the reorganization.

In terms of the structure of the transaction, upon the closing of the reorganization, the Target Fund will contribute all of its assets to the Acquiring Fund (SMM) in exchange for newly issued Acquiring Fund common shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund. The Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund (SMM). Holders of common shares of the Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization. No fractional Acquiring Fund common shares will be issued in the reorganization; instead it is anticipated that Target Fund shareholders will receive cash in an amount equal to the value of the fractional Acquiring Fund common shares they would otherwise have received.

The NAST Factors indicate that the Acquiring Fund (SMM) should be the accounting survivor in the reorganization. Importantly, the staff did not identify any one factor as having more significance than another. The Adviser and the Funds believe that, on balance, the surviving fund will more closely resemble the Acquiring Fund (SMM), and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

A-2